NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

Stage Stores Reports February Sales

HOUSTON, TX, March 5, 2009 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week February period ended February 28, 2009 decreased 4.7% to $100.9 million from $105.9 million in the prior year four week period ended March 1, 2008. Comparable store sales decreased 8.6% this year versus a decrease of 2.5% last year.

The Company noted that its cosmetics business achieved a comparable store sales increase during the month, while its accessories, dresses, intimate apparel, men's and petites categories all performed better than the company average. The Company also noted that the Southwest and the Midwest were its best performing regions, while its stores along the east coast had the weakest results.

Andy Hall, President and Chief Executive Officer, commented, "February's comparable store sales were negatively impacted by our reduced clearance levels. With a continued focus on inventory management, we entered February with 13% less clearance inventory than last year. This has us positioned well for spring, and we were generally pleased with the early selling of our new spring product. Looking ahead, we expect comparable store sales in March to be down low double digits due to the Easter calendar shift."

<u>Store Activity</u>
During February, the Company closed its Peebles store in Laurinburg, NC. In March, the Company expects to open two new stores and to reopen its hurricane damaged store in Galveston, TX. Eight new store openings are planned for April.

<u>Bank of America and Merrill Lynch 2009 Consumer Conference</u>
Stage Stores also announced today that it will make a presentation at the Bank of America and Merrill Lynch 2009 Consumer Conference on Thursday, March 12, 2009, at 1:40 p.m. Eastern Time. The conference is being held at The Palace Hotel in New York City.

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A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at www.stagestores.com and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days. The PowerPoint presentation that management will be using at the conference will be available for viewing on the Company's web site.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 738 stores located in 38 states. The Company operates its stores under the four names of Bealls, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's comparable store sales projections for March, as well as the number of new stores that the Company expects to open in March and April. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008, in our Quarterly Report on Form 10-Q as filed with the SEC on December 9, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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